Filed by Cerberus Telecom Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Cerberus Telecom Acquisition Corp.

Commission File No. 001-39647

KORE Delivers Record First Quarter Revenue as IoT Global Leader Approaches Public Listing

•	Momentum accelerates across the business; company delivers record first quarter 2021 revenue results, with 10.8% revenue growth over the first quarter 2020

•	Company named by Gartner as a Leader in the 2021 Magic Quadrant for Managed IoT Connectivity Services for second consecutive year

•	Cerberus’s CTAC files updated S-4 with the SEC on May 14, 2021; shareholder meeting on announced merger with CTAC expected to take place in July

•	Company makes Critical Asset Monitoring solution available on AWS Marketplace

•	Company issues new video providing CEO’s vision of the future of IoT and company’s distinct position to take advantage of the opportunity

ATLANTA (May 26, 2021) – KORE, a global leader in Internet of Things (“IoT”) Solutions and worldwide IoT Connectivity-as-a-Service (“CaaS”), today reported preliminary first quarter fiscal 2021 revenue results, marking double-digit year-over-year revenue growth.

“Our record first quarter revenue and ongoing strong financial performance demonstrate that customers value the benefits of partnering with a single provider who enables them to deploy, manage and scale IoT solutions,” said KORE President and CEO Romil Bahl. “We’re in the early stages of an IoT revolution that is changing the way businesses and organizations operate, and we remain focused on executing our proven strategy to drive superior returns.”

The company announced first quarter ended March 31, 2021 preliminary revenue results of $55.3 million. The opportunity to cross-sell and upsell its installed base of 3,600 enterprise customers remains a key growth driver for KORE and this has fueled momentum at the end of the quarter with a significant new IoT Solutions order received from the company’s largest customer.

Fulfilling its promise to simplify the deployment of end-to-end IoT solutions, KORE made its Critical Asset Monitoring solution available in AWS Marketplace during the first quarter.

This offering comes at a time when the global supply chain is stressed. Powered by Sony Visilion, KORE Critical Asset Monitoring is a comprehensive solution that enables businesses to visualize and mitigate the risks associated with global, multi-modal supply chain operations and certifies chain of custody.

The IoT industry has taken notice of the leadership position KORE has established. In the first quarter of 2021, KORE was recognized for its completeness of vision and ability to execute being named by Gartner as a Leader in the 2021 Magic Quadrant for Managed IoT Connectivity Services. This honor represents the second consecutive year that KORE has significantly advanced up and to the right of the leaders’ quadrant. Additionally, IoT Breakthrough Awards selected KORE’s eSIM Device Validation tool for Innovative Solution of the Year.

The company continues its march toward an anticipated third-quarter public listing through a merger with Cerberus Telecom Acquisition Corp. (“CTAC” NYSE: CTAC.U, CTAC, CTAC WS), a special purpose acquisition company affiliated with Cerberus Capital Management, L.P. On March 12, 2021 KORE had announced its intention to list on NYSE through a merger with Cerberus Telecom Acquisition Corp (CTAC), and on April 8, CTAC filed an S-4 with the SEC in connection with the merger. On May 14, 2021, CTAC filed a revised S-4. The CTAC shareholder meeting on the proposed merger with KORE is expected to take place in July, subject to the SEC concluding its review of the revised CTAC S-4.

A newly released company video showcases the transformative power of IoT. KORE President and CEO Romil Bahl shares his vision for the future of IoT and the outlook for the KORE business. View the video now.

“KORE services very sticky customers in a dynamic market that is projected to reach approximately $1 Trillion in the next four years,” said Tim Donahue, CEO of Cerberus’s CTAC and former Executive Chairman of wireless giant Sprint Nextel. “The company’s top-notch management team has delivered on their promises and driven growth, consistently. Couple that quality leadership team with a company that has real revenue and you’ll come to the same conclusion I did. KORE can go to the next level, if not more.”

Additional Resource:

To learn more about KORE and hear from company management, listen to the new SPACInsider webinar recorded on May 19, 2021.

About KORE

KORE is a pioneer, leader, and trusted advisor delivering mission critical IoT solutions and services. We empower organizations of all sizes to improve operational and business results by simplifying the complexity of IoT. Our deep IoT knowledge and experience, global reach, purpose-built solutions, and deployment agility accelerate and materially impact our customers’ business outcomes. For more information, visit www.korewireless.com.

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Contacts

KORE

Media:

Jean Creech Avent

Vice President, Investor and Public Relations

jcreechavent@korewireless.com

+1-843-986-8229

Investors

investors@korewireless.com

Or

Investors:

Matt Glover and Cody Slach

Gateway Group, Inc.

KORE@gatewayir.com

+1-949-574-3860

Important Information and Where to Find It

Company auditors have not completed their review of the first quarter fiscal 2021 and 2020 financial information, including the preliminary revenue results.

This press release references the proposed merger transaction announced previously involving CTAC and KORE. CTAC and King Pubco, Inc. (“Pubco”) filed a registration statement on Form S-4 with the SEC, which includes a proxy statement of CTAC and a prospectus of Pubco, and CTAC will file other documents regarding the proposed transaction with the SEC. A definitive proxy statement/prospectus will also be sent to the stockholders of CTAC, seeking required stockholder approval. Before making any voting or investment decision, investors and security holders of CTAC are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by CTAC with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by CTAC with the SEC may be obtained free of charge from CTAC’s website at www.cerberusacquisition.com or upon written request to Cerberus Telecom Acquisition Corp., 875 Third Avenue, New York, NY 10022.

This press release, similar to the previous announcement, does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

CTAC, KORE and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of CTAC, in favor of the approval of the merger. Information regarding CTAC’s and KORE’s directors and executive officers and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described above.

Forward-Looking Statements

This press release includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations. These statements are based on various assumptions and on the current expectations of CTAC or KORE’s management. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor or other person as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CTAC and/or KORE. These forward-looking statements are subject to a number of risks and uncertainties, including general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the potential effects of COVID-19; risks related to the rollout of KORE’s business and the timing of expected business milestones; changes in the assumptions underlying KORE’s expectations regarding its future business; the effects of competition on KORE’s future business; and the outcome of judicial proceedings to which KORE is, or may become a party. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that KORE presently does not know or that KORE currently believes are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. In addition, forward-looking statements reflect KORE’s expectations, plans or forecasts of future events and views as of the date of this press release. KORE and CTAC anticipate that subsequent events and developments will cause these assessments to change. However, while KORE and/or CTAC may elect to update these forward-looking statements at some point in the future, each of KORE and CTAC specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing KORE’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.